CLARUS CORPORATION

2084 EAST 3900 SOUTH

SALT LAKE CITY, UTAH 84124

(801) 278-5552

December 22, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clarus Corporation (formerly, Black Diamond, Inc.)
Registration Statement on Form S-3
Filed December 14, 2017
File No. 333-218751

Dear Sirs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), Clarus Corporation hereby respectfully requests that the Registration Statement be declared effective at 12:00 noon Eastern Time on December 22, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Mr. Robert L. Lawrence of Kane Kessler, P.C. at (212) 519-5103.

Very truly yours,

CLARUS CORPORATION

/s/ Aaron J. Kuehne

Aaron J. Kuehne

Chief Financial Officer and

Chief Administrative Officer